

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2025

Jason T. Serrano
Chief Executive Officer
Adamas Trust, Inc.
90 Park Avenue
New York, New York 10016

> **Re: Adamas Trust, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 5, 2025**
> **File No. 333-290073**

Dear Jason T. Serrano:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Ruairi James Regan at 202-551-3269 with any questions.

      Sincerely,

      Division of Corporation Finance
      Office of Real Estate & Construction

cc: Christopher C. Green, Esq.